Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600

617 832 1000 main
617 832 7000 fax

March 11, 2009	William R. Kolb, Esq.
617 832 1209 direct
wkolb@foleyhoag.com

Song P. Brandon, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Galaxy Nutritional Foods, Inc.

Schedule TO-T filed February 13, 2009

filed by Andromeda Acquisition Corp. and MW1 LLC

File No. 005-39072

Schedule 13E-3 filed February 13, 2009

filed by Andromeda Acquisition Corp. and MW1 LLC

File No. 005-39072

Dear Ms. Brandon:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated March 3, 2009 (the “Letter”), relating to the filings made by Andromeda Acquisition Corp. (“AAC”), MW1 LLC (“MW1”), Mill Road Capital, L.P. (“Mill Road”) and Galaxy Partners, L.L.C. (“Galaxy Partners”) indicated above. Each of our responses follows the corresponding numbered comment contained in the Letter.

Joint Schedule TO-T and Schedule 13E-3

1.        SEC Comment: We note that only Andromeda Acquisition Corp., who is referred to in the offer document as the “Purchaser,” is the only offeror identified on the cover page of the joint schedule. We also note that MW1 LLC is identified only as the “Parent of the Offeror.” Please revise your cover page and document to clarify that MW1 is also an offeror in the tender offer rather than merely the parent of the Purchaser. Please note that the definition of “offeror” includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made. See Instruction K(1) to Schedule TO and see also “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available at www.sec.gov.

Song P. Brandon, Esq.

March 11, 2009

1.        Response: In response to the Staff’s comment, we have revised the cover page and the introductory paragraph of the joint Schedule TO-T/13E-3 to clarify that MW1 is an offeror in the tender offer.

2.        SEC Comment: Reference is made to the signature page of the joint Schedule TO/13E-3. It is unclear in what capacity Mill Road Capital, LP is signing the joint schedule. For example, we note that Mill Road will be the entity providing for all of the required funds for Andromeda and its parent, MW1, in connection with the tender offer. Such participation in the tender offer suggests that Mill Road should be identified as an offeror not only on the cover page of the joint schedule, but that the document should be clarified to indicate that Mill Road is also an offeror in the tender offer.

In addition, we note that Mill Road entered into a term sheet agreement with Galaxy Partners on February 6, 2009, pursuant to which Mill Road is deemed to beneficially own the approximately 51% shares held by Galaxy Partners. In that regard, we note the joint Schedule 13D filing made by Galaxy Partners and Mill Road on February 9, 2009. The disclosure in the offer document, however, does not identify Mill Road as a filing person for purposes of the Schedule 13E-3. Please revise your disclosure to accordingly identify Mill Road as a filing person for the Schedule 13E-3, or advise us of the basis upon which Mill Road was determined not be an affiliate engaged in this going-private transaction.

2.        Response: In response to the Staff’s comment, we have revised the cover page and the introductory paragraph of the joint Schedule TO-T/13E-3 to identify Mill Road as an offeror in the tender offer.

In addition, in response to the Staff’s comment, we have revised the disclosure in Section 9 of the Offer to Purchase, entitled “The Offer—Information Concerning Purchaser, MW1, Mill Road and Galaxy Partners,” to indicate that Mill Road may be deemed to be an affiliate of Galaxy Nutritional Foods, Inc. (the “Company”).

3.        SEC Comment: It is unclear as to whether Galaxy Partners has signed the joint schedule only as a filing person as part of the Schedule 13E-3 filing or also as offerors participating in the tender offer. To the extent Galaxy Partners is not an offeror in the tender offer, Galaxy Partners should file its own separate Schedule 13E-3. Please provide us with an analysis as to whether Galaxy Partners should be considered an offeror in the tender offer.

3.        Response: We confirm that Galaxy Partners, L.L.C. should be considered an offeror in the tender offer. In response to the Staff’s comment, we have revised the cover page and the introductory paragraph of the joint Schedule TO-T/13E-3 to identify Galaxy Partners as an offeror in the tender offer.

4.        SEC Comment: To the extent you add Mill Road, Galaxy Partners or any other additional parties as offerors, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. Please confirm that these parties understand that they may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Song P. Brandon, Esq.

March 11, 2009

4.        Response: MW1, Mill Road and Galaxy Partners confirm their understanding that by being identified as offerors for purposes of the tender offer, they may be required to disseminate revised offer materials and to extend the length of the tender offer, depending on the materiality of any new information required. In response to the Staff’s comment, we have revised the Offer to Purchase to clarify that these parties are offerors for purposes of the tender offer and to include the disclosure required by Schedule TO as to each such party individually. We do not consider material the additional disclosure required by Schedule TO as to such parties individually, and therefore respectfully submit that it is not necessary to extend the tender offer or disseminate revised offer materials (other than through filing of Amendment No. 1 to the joint Schedule TO-T/13E-3). There is no new substantive disclosure that was not already included in the Offer to Purchase. For example, the essential features and significance of the tender offer, including its terms, conditions, purposes and effects, do not change as a result of MW1, Mill Road and Galaxy Partners being considered offerors, and disclosure regarding the identity and background of each and its members and controlling persons is already included in the Offer to Purchase.

5.        SEC Comment: What consideration was given to whether MRCGP, the sole general partner of Mill Road, each person controlling MRCGP as set forth in Schedule II to the offer document; each member of Galaxy Partners as set forth in Schedule III to the other document; Timothy Krieger, the sole manager and governor of Galaxy Partners; any executives officers and directors of Galaxy Nutritional who will continue to hold positions with Galaxy Nutritional after the going private transaction are affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3? For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

5.        Response: Consideration was given to whether the parties named in the Staff’s comment are affiliates engaged in the transaction for purposes of Rule 13e-3. Consistent with the guidance in Section II.D.3 of the Current Issues Outline dated November 14, 2000, Galaxy Partners is an affiliate and Mill Road may be deemed to be an affiliate engaged in the going-private transaction, as they (at the time of acceptance and purchase of shares pursuant to the tender offer) will be the controlling equity owners of MW1, a holding company and the parent of Andromeda Acquisition Corp, the purchaser of securities in the offer. With the controlling equity owners of the holding company and the purchaser of securities as filing persons for purposes of the Schedule 13E-3, which controlling equity owners both have operating and/or investment histories, we believe that a look-through to MRCGP, each person controlling MRCGP as set forth in Schedule II to the Offer to Purchase, each member of Galaxy Partners as set forth in Schedule III to the Offer to Purchase, and Timothy Krieger, the sole manager and governor of Galaxy Partners, is not necessary. In addition, disclosure regarding MRCGP, each person controlling MRCGP, each member of Galaxy Partners, and Timothy Krieger is included in the Offer to Purchase in accordance with General Instruction C to Schedule 13E-3.

Song P. Brandon, Esq.

March 11, 2009

Background of the Offer, page 25

6.        SEC Comment: Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please revise to disclose to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material facts upon which he/she relied in reaching such conclusion. Please be reminded that each Schedule 13E-3 filing person who is not an offeror in the tender should not be included in the joint Schedule To/13E-3, but may file a separate Schedule 13E-3.

6.        Response: In response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase to include all of the information required by Schedule 13E-3 and its Instructions for Galaxy Partners, Mill Road, MW1 and AAC.

Exhibit (a)(1)(A): Offer Document

General

7.        SEC Comment: The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the offer document following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please revise the document to include a Special Factors section and ensure the disclosure follows the Summary Term Sheet. Please ensure that the Special Factors section only includes disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3. See Rule 13E-3(e)(1)(ii) and General Instruction E to Schedule 13E-3.

7.        Response: In response to the Staff’s comment, we have revised the Offer to Purchase to include a “Special Factors” section at the beginning of the document following the Summary Term Sheet. We confirm that, in accordance with Rule 13e-3(e)(1)(ii), the Special Factors section only contains disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3.

Cover Page

8.        SEC Comment: We note your disclosure that you intend “to accept for payment, purchase and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer in the event that a number of Shares, together with any Shares then owned by Purchaser, representing 66.7% of the outstanding Shares of the Company as of the Expiration Date of the Offer have been validly tendered and not property withdrawn.” Please further clarify your disclosure here and elsewhere where you include similar language that you may terminate the offering despite reaching the 66.7% amount because one of the other conditions is that there has been validly tendered and not properly withdrawn an amount together with shares then owned by the Purchaser represents at least 90% of Galaxy Nutritional’s outstanding shares. In addition, please advise us of the length of time over which the tender offer will be extended if the condition seeking a minimum of 90% of Galaxy Nutritional’s shares is waved.

Song P. Brandon, Esq.

March 11, 2009

8.        Response: The disclosure that “Purchaser intends to accept for payment, purchase and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer in the event that a number of Shares, together with any Shares then owned by Purchaser, representing at least 66.7% of the outstanding Shares of the Company as of the Expiration Date of the Offer have been validly tendered and not properly withdrawn,” is an expression of the circumstances under which the 90% minimum condition is anticipated to be waived. By making this disclosure in various sections of the Offer to Purchase, including the cover page, the Summary Term Sheet, and the Introduction on page 6, we respectfully submit that a waiver of the 90% minimum condition would not constitute a material change to the information previously provided to security holders and the offer would therefore not be required to be extended. Security holders have been informed as to the expectation that the 90% minimum condition will be waived if the 66.7% threshold has been achieved.

Summary Term Sheet, page 1

9.        SEC Comment: This section should include a brief summary of all of the essential features and the significance of the going private transaction. For example, your summary should include a brief discussion on the following: (i) the principal advantages and disadvantages of the tender offer and going private transaction, (ii) merger or termination of the registration of your shares under the Exchange Act if after the tender offer there are less than 300 shareholders; and (iii) the fairness of the transaction to unaffiliated shareholders; and (iv) the interests of the filing persons and affiliates. With respect to the last bullet point, your disclosure should include a discussion in reasonable detail the interests of Mill Road and Galaxy Partners affiliates in this transaction not shared by unaffiliated shareholders. Additionally, your expanded disclosure should specify what each affiliate will receive, both common and other kind of securities or other interests in the surviving entity. Please quantify to the extent possible. Please refer to Item 1001 of Regulation M-A and also Section II.F.2 of Securities Act Release No. 7760 for a list of other issues that may be appropriately disclosed in the Summary Term Sheet.

9.        Response: In response to the Staff’s comment, we have revised the Summary Term Sheet in the Offer to Purchase to include a brief summary of all of the essential features and significance of the going private transaction, including but not limited to (i) the principal advantages and disadvantages of the tender offer and going private transaction, (ii) merger or termination of registration of Galaxy Nutritional shares under the Exchange Act if after the tender offer there are less than 300 shareholders, (iii) the fairness of the transaction to unaffiliated shareholders, and (iv) the interests of filing persons and affiliates. With respect to the second bullet point, we respectfully refer you to the following Summary Term Sheet Q&A’s: “What will happen to the Company if Purchaser acquires at least 90% of the outstanding Shares?”, “What will happen to the Company if Purchaser acquires at least 66.7%, but less than 90%, of the outstanding Shares?”, “Following the Offer, are there means other than the Merger by which the Company could be taken private?”

Song P. Brandon, Esq.

March 11, 2009

and “If I do not tender but the Offer is consummated, what will happen to my Shares?” With respect to the last bullet point, the revised disclosure includes a discussion of the interests of Mill Road’s and Galaxy Partners’ respective affiliates that are not shared by unaffiliated shareholders, and the interest in the surviving entity they will receive.

Determination of Validity, page 13

10.        SEC Comment: We note your disclosure indicating that your determination of certain events will be “final and binding on all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

10.        Response: In response to the Staff’s comment, we have revised the “Determination of Validity” paragraph on page 13 of the Offer to Purchase to make clear that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, we have revised such paragraph to indicate that security holders may challenge AAC’s determinations.

Certain United States Federal Income Tax Considerations, page 14

11.        SEC Comment: Please revise the introductory paragraph to clarify that the discussion summarizes the material tax consequences, rather than “certain” tax consequences.

11.        Response: In response to the Staff’s comment, we have revised the Section 5 subheading and the first sentence of the introductory paragraph of Section 5 of the Offer to Purchase to clarify that the discussion summarizes the material tax consequences, rather than “certain” tax consequences.

12.        SEC Comment: Discuss the federal tax consequences of the Rule 13e-3 transaction on the company and its affiliates. See Item 1013(d) of Regulation M-A.

12.        Response: In response to the Staff’s comment, we have revised Section 5 of the Offer to Purchase, entitled “The Offer—Material United States Federal Income Tax Considerations,” to discuss the federal tax consequences of the Rule 13e-3 transaction on the Company, Galaxy Partners, Mill Road, MW1 and AAC.

Information Concerning the Company, page 18

13.        SEC Comment: The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). In that regard, we note that Galaxy Nutritional’s Form 10-Q for the quarter ended December 31, 2008 was filed on February 12, 2008, prior to the commencement of your tender offer. Please revise to include the summarized financial information for the period ended

Song P. Brandon, Esq.

March 11, 2009

December 31, 2008. Additionally, it does not appear to have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. For example, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation 1.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

13.        Response: In response to the Staff’s comment, we have revised the financial table on page 19 of Section 8 of the Offer to Purchase, entitled “The Offer—Information Concerning the Company,” to include the summarized financial information for the period ended December 31, 2008. In addition, we have revised Section 8 of the Offer to Purchase, entitled “The Offer—Information Concerning the Company,” to indicate that the ratio of earnings to fixed charges is not applicable because the Company has no indebtedness, debt securities or preference equity securities.

14.        SEC Comment: We note your disclaimer of responsibility for information contained in your offering document with respect to Galaxy Nutritional and affiliates. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

14.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 8 of the Offer to Purchase, entitled “The Offer—Information Concerning the Company,” to eliminate the disclaimer of responsibility for the accuracy or completeness of the information contained in the Offer to Purchase with respect to the Company and its affiliates.

Background of the Offer; Contacts with the Company, page 21

Galaxy Partners, page 21

15.        SEC Comment: We note your disclosure that a third party introduced Mr. Krieger to a broker who facilitated an introduction to David H. Lipka, Chairman of Galaxy Nutritional, which ultimately resulted in Galaxy Partners’ acquisition of approximately 51.1% of Galaxy Nutritional’s shares. Please identify the third party and broker, and each such individual’s relationship with Galaxy Partners and/or Galaxy Nutritional.

15.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to identify the third party and broker, and to indicate that neither such individual had any prior relationship with Galaxy Partners or, to the knowledge of ACC, MW1, Galaxy Partners and Mill Road, the Company.

16.        SEC Comment: Please also describe any previous relationship with Galaxy Partners and its affiliates with Galaxy Nutritional prior to the November 2008 acquisition.

Song P. Brandon, Esq.

March 11, 2009

16.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to indicate that a predecessor to Fairway Dairy and Ingredients LLC, an affiliate of Galaxy Partners, had a previous commercial relationship with the Company. No other previous relationship between Galaxy Partners and its affiliates, on the one hand, and the Company, on the other hand, existed prior to July 2008, when Mr. Krieger and Mr. Lipka began discussions regarding the purchase of the ownership interests in the Company held by Mr. DeLuca.

17.        SEC Comment: We note your disclosure that Mr. Lipka on behalf of Galaxy Nutritional was seeking a purchaser for the interests in the company held by Frederick A. DeLuca, who was then the owner of approximately 3.9 million shares of common stock and also held a note from the company in the principal amount of approximately $2.7 million. Please explain why Galaxy Nutritional was actively seeking a buyer for ownership interests in the company held by Mr. DeLuca.

17.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to describe the belief of AAC, MW1, Galaxy Partners and Mill Road as to why the Company was actively seeking a buyer for ownership interests in the Company held by Mr. DeLuca.

18.        SEC Comment: Please expand your discussion to describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting that occurred in September, October and November 2008.

18.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to describe each material contact, meeting, or negotiation that took place and the discussions or negotiations at each meeting that occurred in September, October and November 2008.

19.        SEC Comment: We note your disclosure concerning the acquisition of shares representing approximately 51.5% of Galaxy Nutritional’s common stock in November 2008. We also note that Mr. Krieger, along with two other Galaxy Partner members, were elected to Galaxy Nutritional’s board of directors in connection with acquisition. Subsequently, you disclose that Mr. Krieger requested the Galaxy Nutritional board “to evaluate a reverse stock split.” A Schedule 13E-3 must be filed when the persons engaged in the going private transaction take the first step in a series of transactions intended or reasonably likely to result in a going-private effect. Based on the above referenced discussion, it appears the acquisition of approximately 51% of Galaxy Nutritional shares by Galaxy Partners may have been a first step with respect to this going private transaction. Please advise us what consideration was given to the applicability of Rule 13e-3 to the acquisition of the 51% interest.

Song P. Brandon, Esq.

March 11, 2009

19.        Response: Consideration was given to the applicability of Rule 13e-3 to the acquisition of the 51% interest by Galaxy Partners. No Schedule 13E-3 filing was ultimately made, however, as the Company had been contemplating a reverse stock split prior to the acquisition of the 51% interest by Galaxy Partners, and the continuation of the evaluation of a reverse split after November 2008 did not progress beyond the formation of a special committee to perform such an evaluation. The Company’s board of directors postponed further action, such as authorizing funding for the special committee, on the basis of the difficulty of raising the additional financing necessary to accomplish a reverse stock split in light of then current economic downturn and credit crisis. Accordingly, other than the formation of the special committee to explore the possibility of a reverse stock split, the Company did not authorize and took no further steps to effect a reverse stock split.

20.        SEC Comment: You indicate that in connection with the acquisition of Galaxy Nutritional’s securities by Galaxy Partners, Mr. Lipka entered into a consulting agreement with Galaxy Partners and Fairway Dairy and Ingredients, an affiliate of Galaxy Partners. Please describe Fairway Dairy’s affiliation with Galaxy Partners.

20.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to describe Fairway Dairy and Ingredients LLC’s affiliation with Galaxy Partners.

21.        SEC Comment: You also indicate that in consideration of the consulting agreement entered into Galaxy Partners and Fairway Dairy, Mr. Lipka agreed to waive his rights under Galaxy Nutritional’s 2007 Stay Bonus, Severance Bonus and Sales Plan. What would Mr. Lipka have been entitled to under that plan on the date he entered into the consulting agreement. Additionally, please explain why Mr. Lipka waived his rights under a plan offered by Galaxy Nutritional in connection with a consulting agreement that did not involve Galaxy Nutritional. Please revise your disclosure to explain.

21.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to describe what we believe Mr. Lipka would have been entitled to under the 2007 Stay Bonus, Severance Bonus and Sales Plan on the effective date of the consulting agreement and to explain AAC’s, MW1’s, Galaxy Partners’ and Mill Road’s belief as to why Mr. Lipka waived his rights under a plan offered by the Company in connection with a consulting agreement to which the Company was not a party.

22.        SEC Comment: You indicate that Mr. Krieger requested on December 29, 2008, the board of directors of Galaxy Nutritional form a special committee and evaluate a reverse stock split. Please explain why the reverse split was being evaluated.

22.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to explain why the reverse stock split was being evaluated.

Song P. Brandon, Esq.

March 11, 2009

23.        SEC Comment: In January 2009, it appears that the board of directors of Galaxy Nutritional postponed such action at the request of David Johnson, a board member of Galaxy Nutritional and a member of Galaxy Partners. Please explain why Mr. Johnson made the request and why the board determined to defer action on forming a special committee to evaluate a reverse stock split.

23.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to explain why Mr. Johnson made the request and why the Company’s board of directors determined to cease evaluation of a possible reverse stock split.

Mill Road, page 22

24.        SEC Comment: Please explain why Mill Road reduced its initial non-binding offer range of $.80 to $1.10 offered in July 2007 to $.69 in October 2007.

24.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to explain why Mill Road reduced its initial non-binding offer range of $0.80 to $1.10 per share in July 2007 to $0.69 per share in October 2007.

25.        SEC Comment: You disclose that Galaxy Nutritional and Mill Road ended their discussions in late 2007 because both parties were unable to agree on the terms for a possible transaction. Please explain the material terms that were at issue.

25.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to explain the material term that was at issue with respect to the Company and Mill Road ending their discussions in late 2007.

26.        SEC Comment: You indicate that on January 6, 2009, Mr. Krieger met with Mill Road and Mill Road invited “two individuals who it thought might be interested in serving in management positions at the Company, should Mill Road and Galaxy Partners acquire the Company.” Please identify the two individuals and describe their affiliation with Mill Road, Galaxy Partners and/or Galaxy Nutritional.

26.        Response: In response to the Staff’s comment, we have revised the disclosure in Section 10 of the Offer to Purchase, entitled “Background of the Offer; Contacts with the Company,” to identify the two individuals and describe their affiliation with Mill Road, Galaxy Partners and/or the Company.

Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects, page 23

27.        SEC Comment: You disclose that individuals who will be identified upon consummation of the merger are expected to replace at least a portion of Galaxy Nutritional’s present management. Please disclose which positions you intend to replace with individuals selected by MW1.

Song P. Brandon, Esq.

March 11, 2009

27.        Response: In response to the Staff’s comment, we have revised new Section 1 of the Offer to Purchase entitled “Special Factors—Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects” (formerly Section 11 of the Offer to Purchase, entitled “The Offer—Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects), to disclose which management positions are intended to be replaced with individuals selected by MW1.

28.        SEC Comment: Please update MW1’s interests in the net book value and net earnings of Galaxy Nutritional, measured as of December 31, 2008 and after the going private transaction. See Item 1013(d) of Regulation M-A and corresponding Instruction 3.

28.        Response: In response to the Staff’s comment, we have revised new Section 1 of the Offer to Purchase entitled “Special Factors—Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects” (formerly Section 11 of the Offer to Purchase, entitled “The Offer—Purpose of the Offer; Plans for the Company; Alternatives, Reasons and Effects), to update MW1’s interests in the net book value and net earnings of Galaxy Nutritional, measured as of December 31, 2008 and after the going private transaction.

Source and Amount of Funds, page 28

29.        SEC Comment: We note the offer is expected to be consummated with available cash from MW1, who will receive such funds from Mill Road. Notwithstanding this disclosure, affirmatively state whether or not any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

29.        Response: In response to the Staff’s comment, we have revised the last paragraph of Section 13 of the Offer to Purchase, entitled “The Offer—Source and Amount of Funds,” to clarify that no alternative financing arrangements or plans exist.

Certain Conditions of the Offer, page 28

30.        SEC Comment: We note that the tender offer may be terminated if “by the Expiration Date, Galaxy Partners, Mill Road and Management have not entered into a mutually acceptable limited liability company operating agreement for MW1.” While the offeror may permissibly condition this offer on any number of objective conditions outside of its control, reserving the right to terminate the offering based on the inaction by the above referenced parties appears to impermissibly render the offer illusory. Please revise or tell us how this condition does not make the offer illusory.

30.        Response: Galaxy Partners and Mill Road have entered into a term sheet which sets forth in reasonable detail, among other things, the basic terms of the limited liability company operating agreement for MW1 to be entered into by Galaxy Partners, Mill

Song P. Brandon, Esq.

March 11, 2009

Road and Management. The term sheet is included as Exhibit 99.H to the Schedule 13D/A filed with the SEC by Galaxy Partners, Timothy Krieger, Mill Road, MRCGP, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009. The term sheet describes such things as the membership interests in MW1, the advisory board and the executive committee of MW1, and additional investment in MW1 after completion of the tender offer. Mill Road and Galaxy Partners have been working, and continue to work, diligently to complete and enter into the operating agreement, which they expect to occur prior to the expiration of the tender offer. Mill Road and Galaxy Partners believe that the existence of the basic terms of the operating agreement in the term sheet and their efforts to complete and enter into the operating agreement within the initial offering period makes the offer not illusory.

31.        SEC Comment: Additionally, we note you define the term “Management” in the carryover paragraph on page 24 as individuals who will serve as officers of Galaxy Nutritional as identified by MW1 “upon consummation of the Merger.” Based on this language, it appears that individuals making up “Management” will not be determined until after the termination of this exchange offer. In that regard, please note that other than the receipt of governmental approvals, all conditions to the offer must be satisfied or waived before the expiration of the offer. To that end, please explain how the condition referred to in the last comment will be satisfied before the expiration of the offer. Please revise your disclosure accordingly, or advise us.

31.        Response: In response to the Staff’s comment, we have revised the definition of “Management” in the carryover paragraph on page 24 of the Offer to Purchase to make clear that MW1 intends to employ, rather than identify and hire, the individuals who will serve as officers of the Company after the expiration of the tender offer. We confirm that MW1 has already determined the identity of such individuals.

32.        SEC Comment: We note your disclosure in the carryover paragraph on page 30 that the “foregoing conditions are for the sole benefit of MW1 and Purchaser and may be asserted by MW1 and Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of MW1 and Purchaser.” Please revise your language to make clear that all of your offer conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer and not as your disclosure suggests may be asserted by you “at any time and from time to time.”

32.        Response: In response to the Staff’s comment, we have revised the carryover paragraph on page 30 of the Offer to Purchase to make clear that all of the offer conditions, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the tender offer and not asserted “at any time and from time to time.”

Fairness of the Transaction, page 31

33.        SEC Comment: Please revise this section to indicate Galaxy Partners and MW1 considered the going private transaction, if true, to be substantively and procedurally fair to

Song P. Brandon, Esq.

March 11, 2009

unaffiliated shareholders. Currently, your disclosure does not appear to expressly state the transaction is fair substantively and procedurally fair to unaffiliated shareholders who tender into the transaction and those who elect not to tender. See Q&A’s 19 and 21 in Exchange Act Release 17719 (April 13, 1981).

33.        Response: In response to the Staff’s comment, we have revised new Section 2 of the Offer to Purchase, entitled “Special Factors—Fairness of the Transaction” (formerly Section 17 of the Offer to Purchase, entitled “The Offer—Fairness of the Transaction), to indicate that Galaxy Partners and MW1 consider the going private transaction to be both substantively fair and procedurally fair to unaffiliated shareholders.

34.        SEC Comment: Another factor listed in support for the fairness of the transaction is Galaxy Nutritional’s “current and anticipated business, financial, results of operations and prospects, including the Company’s prospects if it were to remain a public company.” Without additional disclosure, it is unclear how the quoted language serves as a positive factor in considering the fairness of the transaction to unaffiliated shareholders. Please expand your disclosure to specify and elaborate what Galaxy Partners and MW1 meant by that statement.

34.        Response: In response to the Staff’s comment, we have revised the sixth bullet in new Section 2 of the Offer to Purchase, entitled “Special Factors—Fairness of the Transaction” (formerly Section 17 of the Offer to Purchase, entitled “The Offer—Fairness of the Transaction), to delete the reference to the Company’s “current and anticipated business, financial condition, results of operations and prospects, including the Company’s prospects if it were to remain a public company.”

35.        SEC Comment: In addition, we note your disclosure that three members of Galaxy Partners are board members of Galaxy Nutritional, the Chairman of Galaxy Nutritional is serving as a consultant to Galaxy Partners, and the CEO of Galaxy Nutritional entered into an employment agreement pursuant to which he agreed to continue on as a CEO until March 31, 2009 at the request of Mr. Krieger in connection with November 2008 acquisition of company shares by Galaxy Partners. Given such considerations, to the extent necessary, revise the procedural fairness discussion to specifically identify how a fairness determination was reached in the absence of the procedural safeguards identified in Item 1014(c), (d) and (e) of Regulation M-A. See General Instruction E to Schedule 13E-3 and Question and Answer No. 21 in Exchange Act Release 17719 (April 13, 1981).

35.        Response: In response to the Staff’s comment, we have revised the procedural fairness discussion in new Section 2 of the Offer to Purchase, entitled “Special Factors—Fairness of the Transaction” (formerly Section 17 of the Offer to Purchase, entitled “The Offer—Fairness of the Transaction), to specifically identify how a fairness determination was reached in the absence of the procedural safeguards identified in Item 1014(c), (d) and (e) of Regulation M-A. Additionally, we gave consideration to the fact that, despite the absence of such safeguards, the Company would be required under Exchange Act Rules 14e-2 and 14d-9 to publish, send or give to security holders, within 10 business days

Song P. Brandon, Esq.

March 11, 2009

from the commencement of the tender offer, a statement on Schedule 14D-9 disclosing that it recommends acceptance or rejection of the tender offer, expresses no opinion and is remaining neutral, or is unable to take a position with respect to the tender offer.

36.        SEC Comment: You disclose in the first full paragraph on page 33 that Galaxy Nutritional and Galaxy Partners have “received several expressions of interest from stockholders of the Company, as well as third parties, related to the acquisition of Shares.” Please describe the contents of these expressions of interests from stockholders.

36.        Response: In response to the Staff’s comment, we have revised new Section 2 of the Offer to Purchase, entitled “Special Factors—Fairness of the Transaction” (formerly Section 17 of the Offer to Purchase, entitled “The Offer—Fairness of the Transaction), to describe the contents of the expressions of interest.

Schedule IV

37.        SEC Comment: We note your disclosure on page 23 that Mill Road and Galaxy Partners entered into a Term Sheet on February 6, 2009 for the purpose of acquiring all of the outstanding shares of Galaxy Nutritional not held by Galaxy Partners. Further, we note that both Mill Road and Galaxy Partners filed a joint Schedule 13D on February 9, 2009. It appears that Mill Road and Galaxy Partners have formed a group under Rule 13d-5(b). Please tell us why Mill Road and members of Mill Road are not listed in this table and listed as having beneficial ownership of all shares held by every member of Galaxy Partners.

37.        Response: In response to the Staff’s comment, we have revised Schedule IV to the Offer to Purchase to make clear that Mill Road and the management committee directors of MRCGP, the general partner of Mill Road, are deemed to have beneficial ownership of the 13,811,120 shares owned by Galaxy Partners and its members.

****************

Song P. Brandon, Esq.

March 11, 2009

We are filing herewith Amendment No. 1 to the joint Schedule TO-T/13E-3 filed with the SEC on February 13, 2009. We will send to you separately via overnight courier or facsimile, for your convenience, a copy of the amended Offer to Purchase, marked to indicate the changes referred to herein.

In addition, attached hereto is a written statement from each filing person acknowledging the matters set forth on page 9 of the Letter.

Please do not hesitate to call me at (617) 832-1209 with any questions. Thank you for your assistance.

Sincerely,

/s/ William R. Kolb

William R. Kolb

WRK

Enclosures

cc:	Thomas E. Lynch
Justin Jacobs
Peter M. Rosenblum
Timothy Krieger

Filing Person Statement

Pursuant to the letter, dated March 3, 2009, from the staff of the United States Securities and Exchange Commission (the “SEC”) containing comments relating to the joint Schedule TO-T/13E-3 filed by Andromeda Acquisition Corp. (“AAC”) and MW1 LLC with the SEC on February 13, 2009 (the “Filing”) in connection with the third-party tender offer by AAC to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., each of AAC, MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C. (each, a “Filing Person”) hereby acknowledges that:

1.        The Filing Person is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.        Comments from the staff of the SEC or changes to the disclosure in the Filing in response to comments from the staff of the SEC do not foreclose the SEC from taking any action with respect to the Filing; and

3.        The Filing Person may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MW1 LLC

By:	Mill Road Capital, L.P.,
its sole member

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name: Charles M. B. Goldman
Title: Management Committee Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name: Justin Jacobs
Title: President

Filing Person Statement

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name: Charles M. B. Goldman
Title: Management Committee Director

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Name: Timothy Krieger
Title: Manager

Date: March 10, 2009

Filing Person Statement